EXHIBIT 99.1

Yamana Gold Announces Preliminary Second Quarter 2020 Results; Further Balance Sheet Improvements; Ramp-Up at Canadian Malartic Completed Faster Than Anticipated With Record Tonnes Milled in May

TORONTO, July 13, 2020 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX: YRI; NYSE: AUY) (“Yamana” or “the Company”) announces preliminary second quarter 2020 results, with gold production of 164,141 ounces and silver production of 2.01 million ounces. Total gold equivalent ounce (“GEO”) production during the quarter was 183,582 GEO. Overall production and production from most mines exceeded plan and the production for the quarter implied in the Company’s annual guidance.

The quarter was highlighted by exceptional operational performances from Jacobina, El Peñón, Canadian Malartic, and Minera Florida, all of which exceeded planned production targets.

Furthermore, in line with prior guidance, the Company expects to generate increasing production, improving costs and significant cash flows in the second half of the year, sequentially increasing over the third and fourth quarters. As previously guided, production is expected to weight into the second half of the year, with 54% of production expected in the second half compared to 46% in the first half.

The Company reiterates its 2020 production guidance, which was revised on April 30, 2020, to reflect the temporary suspensions at Canadian Malartic and Cerro Moro due to government restrictions related to COVID-19.

Production is currently tracking above guidance and, as the year progresses, the Company will evaluate further updates to production guidance, likely in the third quarter.

The Company further strengthened its balance sheet by continuing to lower net debt by approximately $100 million, and repaid $100 million borrowed in March 2020 on the Company’s revolving credit facility in connection with COVID-19 matters. Net debt at the end of the quarter was below $769 million.

Second Quarter 2020 Production Results

Second Quarter 2020 Preliminary Production
GEO Production (oz.)	183,582
Gold Production (oz.)	164,141
Silver Production (oz.)	2,007,809

The above totals are based on a GEO ratio of 105.14:1 for the quarter, which was higher than what the Company assumed in its revised outlook. GEO includes gold plus silver with silver converted to a gold equivalent ratio that is calculated based on quarterly average market prices.

Second Quarter 2020 Production By Mine

Mine-by-Mine	Second Quarter 2020 Preliminary Production
Gold (oz.)
El Peñón	35,760
Canadian Malartic (50%)	56,785(1)
Jacobina	45,646
Cerro Moro	8,175
Minera Florida	17,775
Yamana Mines	164,141
Silver (oz.)
El Peñón	1,277,238
Cerro Moro	730,571
Yamana Mines	2,007,809
  Includes pre-commercial ounces from Barnat of approximately 2,600 ounces.

Production was delivered at costs better than plan for the second quarter.

All-in sustaining costs ("AISC") for the quarter were $1,125 per GEO sold on higher production and, as previously indicated, were impacted in the second quarter by the demobilization and ramp-ups of Cerro Moro and Canadian Malartic along with the implementation of precautionary safety measures related to COVID-19 across all operations. This impact was partially offset by the ongoing benefits from weaker foreign exchange rates. AISC steadily improved during the quarter to $1,061 per GEO in June as the ramp up of operations after the temporary suspensions and implementation of COVID-19 protocols and new safety and health protocols, continued.

The Company also indicated that it would update its costs guidance as the impacts of COVID-19 were better understood. With a better understanding of those impacts, the Company now updates AISC guidance for the second half of the year to be in the range of $1,020 to $1,060 per GEO.  Further, the fourth quarter is expected to have the best cost profile, in line with the strongest expected production. At Cerro Moro, the ongoing interprovincial travel restrictions and its impact on a reduced workforce may further impact consolidated costs. However, improvements to these logistical matters in the second half of the year and better than planned performance from other mines due to cost improvements is expected to offset those impacts.

COVID-19 Related Costs

COVID-19 related costs, which are not included in AISC, can be divided into two major categories:

  Temporary suspension and standby costs, including those associated with placing certain mines in care and maintenance and subsequent ramp-up of those operations, and the underutilization of labour and contractors in relation to the pre-COVID mine plans.
  Incremental costs resulting from COVID-19 including community support, additional personal protective equipment acquisitions, higher transportation costs, and overtime costs resulting from lower headcount levels on site to accommodate social distancing.

The Company anticipates that suspension and standby costs will be minimized prospectively for the balance of the year as the mines return to full production levels anticipated at the beginning of the year. Further, the Company is assessing if any incremental COVID-19 costs are expected to become normal-course in a COVID-19 world. However, those costs are expected to be at levels lower than those experienced in the second quarter. The Company also anticipates that some of these increases may be offset by efficiencies gained during the period. The breakdown of the expenditures incurred during the quarter are as follows:

(US Dollars in millions)	Suspension and Standby Costs	Incremental COVID-19 Costs	Total
Cerro Moro	7.5	2	9.5
Canadian Malartic (50%)	1.5	0.5	2
El Peñón	1	1.5	2.5
Minera Florida	3	1	4
Jacobina	0.5	1	1.5
Total	13.5	6	19.5

Operational Highlights

  Jacobina maintained its strong operational performance, posting a sixth consecutive quarter of record-setting gold production at 45,646 ounces. The strong results reflect both higher grade and further increases to throughput, which averaged 6,853 tonnes per day (“tpd”), well above the Phase 1 target of 6,500 tpd. With Phase 1 now complete, further optimization will continue for the remainder of the year before the initiation of Phase 2.
  El Peñón delivered another strong quarter, with both gold and silver production higher than plan, primarily due to processing higher grade ore.
  At Canadian Malartic, the ramp-up of operations following the temporary suspension due to government restrictions related to COVID-19 progressed faster than expected, with mill throughput driving production ahead of plan.
  At Minera Florida, production was better than plan, benefiting from higher feed grade and increased tonnes processed, largely as a result of continuing improvements in productivity, with contributions from the Pataguas and Don Leopoldo mining zones in the second quarter.
  Production at Cerro Moro was impacted by ongoing interprovincial travel restrictions that resulted in Cerro Moro operating with a significantly reduced workforce during the quarter. The operation is implementing new efficiency measures and adding additional accommodations in its mine camp that facilitate social distancing and allow it to safely increase the number of workers per shift. While temporary travel restrictions had an impact on the ramp-up of operations, the ramp-up was steady and did progress, with production in June at almost 50% more than the preceding month.
  Consolidated GEO production, excluding pre-commercial ounces from Barnat of approximately 2,600 ounces (50% basis), exceeded sales by roughly 4,200 ounces, mainly due to Canadian Malartic. During the first quarter, upon placing the plant at Canadian Malartic on care and maintenance, inventory levels were reduced resulting in higher sales compared with production for the period during which the operation was on care and maintenance. In the second quarter, with the resumption of operations, this impact was reversed and finished goods inventory was returned to normal levels, which resulted in production exceeding sales during the second quarter.

Canadian Malartic: Ramp-up Completed Faster Than Expected

Canadian Malartic resumed operations on April 15, 2020, following the Government of Quebec’s decision to designate mining activities as an essential service. The remobilization occurred with full attention to the health and safety of returning employees, contractors, and suppliers and complied with the recommendations of the Quebec Department of Public Health and the province’s Committee on Standards, Equity, and Occupational Safety. The ramp-up progressed faster than expected and mill throughput in both May and June exceeded 60,000 tpd, partially offsetting the impacts from the downtime and lower production rates during the ramp-up in April.

The Company continues to advance studies related to the underground mineral resources at Canadian Malartic, and it is continuing exploration efforts with 10 diamond drill rigs to define and expand underground mineral resources. The resources have increased and the Company, along with its partner, have increased the exploration budget.  Installation of surface infrastructure and development of an exploration ramp into Odyssey and East Malartic, with the purpose of eventually mining their respective upper zones and providing further exploration access to allow drilling in tighter spacing, remains on track to begin in 2020.

Cerro Moro: Achieving Operational Efficiencies

While ongoing government restrictions on interprovincial travel have extended the length of the operational ramp-up, impacting production for the quarter, they have also resulted in potential long-term improvements to operational efficiency, as the mine continued operating with a significantly reduced workforce during the quarter. Despite operating with 48% of its regular work force during June, the mine achieved 77% of its target tonnage rate and 62% of its planned development rate. During the ramp-up period, Cerro Moro also began implementing a series of initiatives to improve efficiency and production, including optimizing mine sequencing, improvements to drill and blast processes, and a review of mine design aimed at lowering costs and accelerating development of high grade zones. While the impacts due to the travel restrictions are expected to be temporary, the benefits from improvements to operational efficiencies are expected to be long-term.

While temporary travel restrictions had an impact on the ramp-up of operations, the ramp-up was steady and did progress, with production in June at almost 50% more than the preceding month.

Liquidity Update

As a precaution, and given the uncertainty around the global pandemic, the Company drew down $200 million of its $750 million revolving credit facility in March 2020, as previously disclosed. In June 2020, the Company repaid $100 million of the amount so borrowed.

During the second quarter, the Company brought funds into treasury from both the sale of its Equinox Gold shares for C$120 million and the sale of its royalty portfolio, which included cash consideration of $10 million. Consequently, given these corporate sales and the generation of free cash flows in the quarter, the Company made the decision to repay $100 million of the drawn funds with cash on hand, allowing it to continue to maintain roughly $200 million in excess of its customary minimum cash position.  Cash as at the end of the quarter was in excess of $320 million.  The Company expects to repay the remaining $100 million of the drawn funds before the end of 2020. As previously disclosed, these funds were drawn, and maintained, as a precautionary measure given some uncertainties created by COVID-19.  As also previously disclosed, the Company does not intend to use these funds.

The Company has sufficient cash on hand and available credit and liquidity to fully manage its business. At the present time, the Company has no pending scheduled debt repayment or significant capital commitments.

Net Debt Continues to Decline

Net debt decreased during the quarter by approximately $100 million with net debt now below $769 million. This compares to first quarter net debt of $869.1 million and represents a further improvement of over $15 million as compared to the pro forma net debt that was disclosed to account for the sale of the Company’s shares of Equinox Gold, which closed on April 15, 2020. Net debt would have been further reduced if certain costs associated with COVID-19 had not been incurred, and as some of those costs will no longer be incurred, net debt is expected to decline further in the upcoming quarters which also coincides with higher production in those quarters.

About Yamana
Yamana Gold Inc. is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s strategy, plans or future financial or operating performance including guidance and liquidity and the impact of the coronavirus.  Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include unforeseen impacts on guidance, liquidity, cash flow, monetization initiatives, and available residual cash, an inability to maintain a cash reserve fund balance that can support current or future dividend increases, the outcome of various planned technical studies, production and exploration, development, optimizations and expansion plans at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset dispositions, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture or jointly owned operations, title disputes or claims, limitations on insurance coverage, timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

All amounts are expressed in United States Dollars unless otherwise indicated.